1114 Avenue of the Americas 23rd Floor New York, New York 10036.7703 USA Tel 212.880.6000 Fax 212.682.0200 www.torys.com

January 17, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Loan Lauren Nguyen, Legal Branch Chief

Kevin Dougherty, Staff Attorney

Jenifer Gallagher, Staff Accountant

Mark Wojciechowski, Staff Accountant

Re:	Brookfield Renewable Corporation

Brookfield Renewable Partners L.P.

Registration Statement on Form F-1

Filed November 8, 2019

File Nos. 333-234614 and 333-234614-01

Amendment No. 1 to Registration Statement on Form F-1

Filed January 17, 2020

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of Brookfield Renewable Corporation (the “Company”) and Brookfield Renewable Partners L.P. (the “Partnership,” and together with the Company, the “Registrants”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated December 5, 2019 relating to the Registration Statement on Form F-1 (Registration Nos. 333-234614 and 333-234614-01) of the Registrants filed with the Commission on November 8, 2019 (the “Registration Statement”). Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Registrants have revised the Registration Statement to update other disclosures. Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 1.

Securities and Exchange Commission

January 17, 2020

Registration Statement on Form F-1 filed November 8, 2019

Cover Page

1.

You disclose here and throughout your prospectus that each class A share will receive “identical” dividends to, or dividends in the “same amount” as, the distributions paid on each unit. From disclosure on page 4 it appears that the aggregate distribution received by a holder on its units and class A shares will be the same as if the special distribution had not been made, with distributions on the units representing four-fifths (4/5ths) of such aggregate amount, and by extension, distributions on the class A shares representing one-fifth (1/5th) of such aggregate amount. If correct, please revise to clarify throughout your prospectus that such distributions will only be identical or the same for a holder of the securities in the aggregate. Please also clarify at the appropriate place the level of the group’s aggregate distribution a unitholder would receive if such holder exchanged all class A shares for units. For example, clarify if a unitholder in that instance would thereafter only receive 4/5ths of the group’s aggregate distribution.

The Registrants respectfully advise the Staff that the disclosure appearing on page 4 of the Registration Statement (and repeated in other sections therein) is only meant to disclose the fact that the aggregate distributions to be paid on all units for the distribution date immediately prior to the special distribution and the aggregate distributions/dividends to be paid on the units and class A shares on the distribution/dividend date immediately following the special distribution are intended to be equal in the aggregate, even though (as a result of there being more securities outstanding from the group) the per unit/class A share distributions/dividends will be lower (although the same on a per unit/class A share basis).

For example, assuming a partnership unitholder owns 100 units prior to the special distribution, it would be entitled to receive an aggregate of $54.25 in distributions (based on a quarterly distribution amount per unit of $0.5425) for the distribution period immediately prior to the special distribution. Based on the proposed distribution ratio of one class A share for four units, the unitholder is expected to receive 25 class A shares and therefore immediately after the special distribution the holder would own 125 securities (100 units and 25 class A shares). The holder will still receive an aggregate distribution of $54.25 (assuming the holder continues to own the 100 units and 25 class A shares), but that $54.25 would be divided among the 100 units it owns and the 25 class A shares it owns immediately after the special distribution. Therefore, while the aggregate distributions to be received by the holder for the distribution period immediately after the special distribution would remain the same (i.e., $54.25), the per unit/per share distribution amount would no longer be $0.5425 but rather $0.4340 per unit and $0.4340 per class A share. Therefore, the distribution amount per unit/class A share will be identical (i.e., $0.4340), but on a per unit/class A share basis it will be reduced from the pre-closing level to take into account that there are more securities outstanding (125 rather than 100, in the above example) that will be entitled to receive distributions. This effect on the quarterly distribution level mirrors what would happen in the event of a stock split.

Securities and Exchange Commission

January 17, 2020

Further, if in the example above the holder of the 25 class A shares exchanged its class A shares for units, the holder would receive 25 units upon exchange and therefore, when added to the 100 units it already owned, would now own 125 units (and zero class A shares). Therefore, the holder would now be entitled to receive $0.4340 on each unit for an aggregate distribution of $54.25, the same amount it would have received if there had been no special distribution.

In order to avoid any ambiguity, we have made certain revisions and included a hypothetical example on pages 10, 11 and 58 of Amendment No. 1 to clarify the disclosure.

2.

Please disclose on your prospectus cover page your capital stock structure and the number of votes per share to which each class of shares is entitled. In this regard, disclose that holders of class B shares will be entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the class A shares.

In response to the Staff’s comment, the Registrants have revised the disclosure on the prospectus cover page of Amendment No. 1.

Questions and Answers Regarding the Special Distribution

How will owning a class A share be different from owning a unit? page 7

3.

You disclose throughout the prospectus that each class A share will be structured with the intention of providing an economic return equivalent to one unit, “subject to adjustment to reflect certain capital events.” We further note the disclosures on page 144. Please revise to describe these capital events which may impact the exchange ratio.

In response to the Staff’s comment, the Registrants have revised the disclosure throughout Amendment No. 1.

4.	Please revise to clarify here that you and the partnership currently intend to satisfy any exchange requests on the class A shares through the delivery of units rather than cash.

In response to the Staff’s comment, the Registrants have revised the disclosure on the page 15 of Amendment No. 1.

Our Business, page 11

5.

You disclose here and in your business section that your current operations consist of approximately 3,468 MW of installed hydroelectric capacity. However, you disclose having 3,768 MW of capacity at June 30, 2019 according to the tabular disclosure on page 60. Please reconcile the conflicting disclosures.

In response to the Staff’s comment, the Registrants have revised the disclosure on the pages 19 and 72 of Amendment No. 1 to reconcile the figures.

Securities and Exchange Commission

January 17, 2020

Current Operations

Columbia page 12

6.

We note your disclosure here and on page 62 and F-24 that your “consortium’s” current ownership in Isagen is 99.63%, of which your share is approximately 24.17%. Please explain the nature of your investment in Isagen and clarify if your 24.17% interest refers to your economic interest in Isagen.

In response to the Staff’s comment, the Registrants have revised the disclosure on the pages 20 and 74 of Amendment No. 1.

Summary

Management Fee and Incentive Distributions, page 18

7.

Please revise to clarify how you will calculate the proportionate share of the base management fee that you will be responsible for reimbursing Brookfield Renewable. For example, we note that your carve-out financial statements disclose “management service costs” of $26 million in 2018, from a total base management fee disclosed on page 109 of $80 million in 2018.

In response to the Staff’s comment, the Registrants have revised the disclosure on the pages 27 to 28, 50, 120, 121 and 139 of Amendment No. 1.

Risk Factors

Risks Related to the Class A Shares

Our company may redeem the class A shares at any time without the consent of the holders, page 25

8.

We note disclosure here that your board may elect to redeem all of the then outstanding class A shares “at any time upon sixty (60) days’ prior written notice” for certain events, including the enumerated redemption events on page 25. Please revise to clarify if the board could decide to redeem all of the then outstanding class A shares only upon the listed redemption events or for any particular reason.

In response to the Staff’s comment, the Registrants have revised the disclosure on the pages 34, 160 and 177 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), page 67

9.

Please revise here or in your business section to disclose the amount invested in capital expenditures and divestures for the financial periods presented. Your presentation should also include the information concerning the principal capital expenditures currently in progress and the method of financing. See Item 4.A.5 and 6 of Form 20-F. In this regard, we note that under Note 22 on page F-45 you disclose certain capital expenditure commitments at December 31, 2018.

Securities and Exchange Commission

January 17, 2020

In response to the Staff’s comment, the Registrants advise the Staff that the Company has not had any material capital expenditures or divestitures during the six months ended June 30, 2019 or the three years ended December 31, 2018, 2017 and 2016. The Registrants also advise the Staff that the Company does not have any material capital expenditures that are currently in progress. The Registrant have however revised the disclosure on page 75 of Amendment No. 1 to provide a summary of historical amounts invested in capital expenditures and divestitures for the relevant fiscal periods, and the method of financing thereof.

Columbia, page 74

10.

In the last paragraph on this page and in the penultimate paragraph on page 75 you reference that funds from operations in various financial periods materially changed in part due to changes or a lack thereof in “same-store” generation. Please revise to disclose how you determine same-store generation.

In response to the Staff’s comment, the Registrants have revised the disclosure on the pages 87 and 88 of Amendment No. 1 to remove the reference to “same-store” generation.

Governance

The Board of Directors, page 94

11.

Please disclose the principal business activities performed by your officers and directors to also include those performed outside from your company (including, in the case of directors, other principal directorships). For example, please disclose that Mr. Blidner is also a director of Brookfield Infrastructure Partners LP and a proposed director of Brookfield Infrastructure Corp. See Item 6.A.2 of Form 20-F.

In response to the Staff’s comment, the Registrants have revised the disclosure on the page 107 of Amendment No. 1.

Material United States Federal Income Tax Considerations, page 178

12.

We note your disclosure on page 179 that the following discussion, to the extent it express conclusions as to the application of U.S. federal income tax law, represents the opinion of Torys LLP. However, you state on page 180 that “[b]ased on the foregoing, the general partner of the partnership believes that the partnership will be treated as a partnership and not as a corporation for U.S. federal income tax purposes.” Please revise to include the opinion of tax counsel here. You also disclose that Torys LLP has rendered no opinion as to a list of tax matters that appear to be legal conclusions that determine whether a partner’s receipt of a distribution of property is generally not taxable and thereafter whether an exchange of class A shares for units will qualify as tax-free. We further note your

Securities and Exchange Commission

January 17, 2020

disclosure throughout that you believe this transaction should not be taxable and that dividends are expected to be qualified for U.S. investors. Please revise to have counsel clearly identify and articulate each material tax consequence being opined upon. If there is significant doubt about the tax consequences of the transaction, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. Please have counsel revise the tax opinion accordingly. Refer to Section III.C.3 and 4 of Staff Legal Bulletin No. 19 for guidance.

In response to the Staff’s comment regarding the opinion of Torys LLP that the Partnership will be treated as a partnership for U.S. federal income tax purposes, the Registrants have revised the disclosure on page 195 of Amendment No. 1 to clarify that the assumption that the Partnership and BRELP will be treated as partnerships for U.S. federal income tax purposes is based on the opinion of Torys LLP that each of the Partnership and BRELP will be classified as a partnership and not as an association or publicly traded partnership taxable as a corporation for United States federal income tax purposes. In addition, in response to the Staff’s comments regarding each material tax consequence being opined upon, the Registrants have revised the disclosure on pages 53, 196, 199 and 203 of Amendment No. 1 to clearly identify U.S. federal income tax issues that are highly factual in nature or that depend on future facts and circumstances with respect to which reasonable assumptions cannot be made, and to clarify that Torys LLP has rendered no opinion with respect to these issues. The Registrants respectfully advise the Staff that the entire discussion under the heading “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS,” to the extent it expresses conclusions as to the application of U.S. federal income tax law and subject to the qualifications described therein, represents the opinion of Torys LLP.

In response to the Staff’s comment regarding the belief that the special distribution to U.S. unitholders should not be taxable for U.S. investors, the Registrants have revised the disclosure on pages 16, 28, 196, and 203 of Amendment No. 1 to clarify that the reason such treatment is not free from doubt is that it depends on the highly factual determination that, for such U.S. federal income tax purposes, neither the Partnership nor BRELP has ever been engaged in a trade or business since the date of formation. The Partnership and BRELP were each formed in 2011. In addition, the Registrants have revised the disclosure on page 196 of Amendment No. 1 to further clarify that the special distribution will be non-taxable to U.S. unitholders, even if treated as a distribution of cash, except to the extent that the fair market value of the class A shares received, as of the date of the special distribution (plus the amount of cash received in lieu of fractional class A shares pursuant to the special distribution), exceeds a U.S. unitholder’s adjusted tax basis in its interest in the Partnership (including, for this purpose, both units and partnership preferred units).

In response to the Staff’s comment regarding the expectation that the dividends on class A shares are expected to be qualified dividends for U.S. investors, the Registrants respectfully advise that such treatment depends on a U.S. unitholder meeting certain holding period and other requirements, and it also depends on the Company not being treated as a passive foreign investment company for the taxable year in which the dividend is paid or for the preceding taxable year. Because the foregoing determinations are highly factual in nature and depend on future facts and circumstances with respect to which reasonable assumptions cannot be made, the Registrants respectfully advise that Torys LLP has rendered no opinion with respect to whether the dividends on class A shares will be qualified dividends for U.S. federal income tax purposes.

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Securities and Exchange Commission

January 17, 2020

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 880-6363.

Sincerely,

TORYS LLP

/s/ Mile T. Kurta
Mile T. Kurta

cc:

Sachin Shah, Chief Executive Officer

Brookfield Renewable Corporation and Brookfield Renewable Partners L.P.